SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2008

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant's name into English)

Jinshanwei, Shanghai

The People's Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page
Signature Page	3
Overseas Regulatory Announcement on Summary of Share Reform Statement dated December 13, 2007	4
Overseas Regulatory Announcement Regarding the Results of the Communications and Consultations Related to the Share Reform of Sinopec Shanghai Petrochemical Company Limited and the Amendment to the Share Reform Proposal dated December 26, 2007	16
Overseas Regulatory Announcement on the Approval by the State-owned Assets Supervision and Administration Commission of the State Council on the Share Reform Proposal dated January 10, 2008	20
Overseas Regulatory Announcement on the Voting Results at the Relevant Shareholders’ Meeting for the Holders of A Shares Relating to the Share Reform dated January 15, 2008	21

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: January 16, 2008	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock code: 338)

Overseas Regulatory Announcement

Summary of Share Reform Statement

Under written authorization of the Holders of Non-circulating Shares, the Board of the Company hereby prepares the Summary of the Share Reform Statement. This Summary is based on the Share Reform Statement, and if any investor wishes to know more details, please read the full text of the Share Reform Statement.

The share reform of the Company is to resolve the issue regarding the balance of interests among the Holders of Non-circulating Shares and the Holders of Circulating A Shares of the Company on the A-share market through consultation among them. Any decisions or comments of the CSRC and the SSE on the share reform shall not constitute any of its substantial judgments or warranties with respect to the Proposal and the value of the shares of the Company or the returns of investors. Any statement to the contrary shall constitute a false representation.

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

IMPORTANT NOTES

1.	The Non-circulating Shares of the Company include State-owned legal person shares. Disposal of the portion relating to the State-owned legal person shares in this share reform is subject to approval by the State-owned assets supervision and administration authority.

2.	As the share reform aims at resolving the issue regarding the balance of interests among the Company’s shareholders on the A-share market, the share reform will be determined by the Company’s shareholders on the A-share market accordingly.

3.	The Proposal shall become effective only upon approval by at least two-thirds of the voting rights held by the shareholders who attend the Relevant Shareholders’ Meeting and at least two-thirds of the voting rights held by the Holders of Circulating A Shares who attend the Relevant Shareholders’ Meeting.

4.	The assets, liabilities, shareholders’ interests, total share capital and net profits of the Company will not be changed as a result of the implementation of the share reform.

5.	All the costs and expenses in connection with the Proposal shall be borne by Sinopec Corporation.

NOTES ON MAJOR CONTENTS

I.	Major Points of the Proposal

1.	Sinopec Corporation, a Holder of Non-circulating Shares shall pay shares to the Holders of Circulating A Shares, whose names are on the register of the SD&C on the registration date for the implementation of the Proposal. Holders of Circulating A Shares will receive 3.2 shares of Sinopec Shanghai for every 10 shares held by them, as the consideration for the Holders of Non-circulating Shares to obtain the trading rights in the non-circulating shares. Following the implementation of the consideration arrangements, the non-circulating shares held by the Holders of Non-circulating Shares of shall have the trading rights immediately.

2.	Commencing on the date when the non-circulating shares held by Sinopec Corporation in the Company have the trading rights (which means the first trading date of resumption of the trading of shares of Sinopec Shanghai following the completion of the Relevant Shareholders’ Meeting), the non-circulating shares shall not be listed and traded, nor transferred, within 12 months. Following the expiration of such period, Sinopec Corporation may sell the original non-circulating shares on the SSE, but the shares that may be sold shall not exceed five percent of the total shares of Sinopec Shanghai within 12 months, and shall not exceed ten percent within 24 months.

3.	Holders of Promoting Legal Person Shares of the Company who subscribed to the shares may neither pay nor obtain any consideration in the share reform. The non-circulating shares held by Holders of Promoting Legal Person Shares may not be listed and traded, nor transferred, within 12 months from the date when they obtain the trading rights.

II.	Undertakings by Holders of Non-circulating Shares

All Holders of Non-circulating Shares of the Company will observe the laws, rules and regulations and will perform their legally defined obligations.

III.	Changes in Shares of the Company

If the proposal described in the Share Reform Statement is approved to be implemented, the numbers and ratios of the shares in the Company respectively held by the original Holders of Non-circulating Shares and Holders of Circulating A Shares will be changed, but the total shares capital of the Company will not be changed due to the implementation of the proposal.

IV.	Agenda of the Relevant Shareholders’ Meeting

1.	Shareholding Registration Date of the Relevant Shareholder’s Meeting: January 3, 2008

2.	Date for holding the Relevant Shareholders’ Meeting: January 15, 2008

3.	The Internet voting time for the Relevant Shareholder’s Meeting: 9:30 - 11:30 and 13:00 - 15:00 on January 11, 14 and 15, 2008.

V.	Arrangements for suspension and resumption of the trading of the shares relating to the share reform

1.	The Board has applied for suspension, commencing on December 3, 2007, of the trading of A shares of Sinopec Shanghai, and will publish the Share Reform Statement on December 17, 2007.

2.	The Board will announce, on December 26, 2007, the results of the consultation among the Holders of Non-circulating Shares and the Holders of Circulating A Shares, and the share reform proposal determined through consultation, and will apply for resumption of the trading of A shares of Sinopec Shanghai on December 27, 2007.

3.	If the Board are unable to announce, on December 26, 2007, the share reform proposal determined through consultation, the Company will publish an announcement to cancel the Relevant Shareholders’ Meeting, and apply for resumption of the trading of the shares of Sinopec Shanghai on the next trading day following such announcement.

4.	The Board will apply for suspension of the trading of A shares of Sinopec Shanghai commencing on the next trading date following the Shareholding Registration Date of the Relevant Shareholders’ Meeting and ending on the date of the completion of the procedures provided for the share reform.

VI.	Enquiry and Contact Information

Hotline Phone Numbers: 021-57943143/52377880

Fax: 021-57940050/52375091

E-mail: spc@spc.com.cn

Website of the Company: http://www.spc.com.cn

Website of the Shanghai Securities Exchange: http://www.sse.com.cn

DEFINITIONS

Unless otherwise provided, the terms set out below shall have the following meanings in this Announcement:

“Sinopec Shanghai” or the “Company”	Sinopec Shanghai Petrochemical Company Limited

“Sinopec Corporation”	China Petroleum & Chemical Corporation

“Board”	the board of directors of Sinopec Shanghai Petrochemical Company Limited

“Holders of Non-circulating Shares”	shareholders who hold shares in the Company that are not tradable on the SSE prior to the implementation of the Proposal

“Holders of Promoting Legal Person Shares”	shareholders and their respective successors of the legal person shares which were offered during the initial public offering of the Company

“Circulating A Shares”	circulating A shares issued by the Company and listed and traded on the SSE

“Holders of Circulating A Shares”	holders of Circulating A Shares of the Company

“this Proposal” or the “Proposal”	the share reform proposal of the Company, details of which are set out in the section entitled “ Share Reform Proposal” in the summary of the explanatory statement relating to the share reform

“Consideration”	a negotiated arrangement for the purpose of balancing interests among the Holders of Non-circulating Shares and Holders of Circulating A Shares to eliminate any systematical difference with respect to share transferability between the non-circulating shares and circulating shares in the A-share market

“Relevant Shareholders’ Meeting”	the meeting of the holders of A Shares convened by the Company for the purpose of considering the Proposal

“Registration Date of the Relevant Shareholder’s Meeting”	January 3, 2008, the date on which the Holders of Non-circulating Shares and Holders of Circulating A Shares whose names appear on the registry of SD&C on the same day after the close of the market shall have the right to attend the Relevant Shareholders’ Meeting convened with respect to the Proposal and to exercise their voting rights

“Shareholding Registration Date for the Implementation of the Proposal”	the shareholding registration date for implementing the Proposal, on which all the Holders of Circulating A Shares whose names appear on the registry of SD&C shall have the right to receive Consideration to be paid by the Holders of Non-circulating Shares and which shall be arranged and determined in accordance with the timing consulted with SSE and SD&C

“SASAC”	the State-owned Assets Supervision and Administration Commission of the State Council

“CSRC”	the China Securities Regulatory Commission

“SSE”	the Shanghai Stock Exchange

“SD&C”	Shanghai Branch of China Securities Depository and Clearing Corporation Limited

“Sponsor” or “CITIC Securities”	CITIC Securities Co,. Ltd.

“Legal Adviser”	Haiwen & Partners

“Company Law”	the Company Law of the People’s Republic of China

“Securities Law”	the Securities Law of the People’s Republic of China

“Summary of the Share Reform Statement”	the summary of the statement on the share reform of Sinopec Shanghai

“RMB”	Renminbi

SUMMARY

I.	SHARE REFORM PROPOSAL

1.	Introduction to the Share Reform Proposal

Pursuant to the underlying spirit stipulated in the Several Opinions Concerning Promotion of the Reform and Opening Up as well as the Stable Development of the Equity Capital Market issued by the State Council (Guo Fa [2004] No.3), Guiding Opinions Concerning the Share Reform of Listed Companies jointly promulgated by CSRC, SASAC, the Ministry of Finance, People’s Bank of China and the Ministry of Commerce, Measures on Administration of Share Reform of Listed Companies promulgated by CSRC (Zheng Jian Fa [2005] No. 86), the Operational Guidelines for Conducting Share Reform of Listed Companies jointly promulgated by SSE, Shenzhen Stock Exchange and China Securities Depository and Clearing Corporation Limited and the Notice Concerning Questions of the Administration of State-owned Shares During the Course of the Share Reform of Listed Companies issued by SASAC (Guo Zi Fa Chan Quan [2005] No. 246) as well as other documents, the Board was entrusted by its controlling shareholder, Sinopec Corporation, to furnish the following Proposal prepared in accordance with the principles of “openness, fairness and justice”, simple and practical as well as maintenance of a stable market.

(1)	Form, Number and Amount of the Consideration

Consideration payable by the Holders of Non-circulating Shares to the Holders of Circulating A Shares for the purpose of acquiring the trading rights in respect of the non-circulating shares shall be as follows: the controlling shareholder of Sinopec Shanghai, i.e. Sinopec Corporation, shall pay 3.2 shares to each Holder of Circulating A Shares whose name appear on the registry of SD&C on the Registration Date for the Implementation of the Proposal for every 10 A Shares they hold on such date and the total consideration shall amount to 230,400,000 shares. Under the Proposal, Holders of Promoting Legal Person Shares shall not pay, or be paid with, the Consideration, and such Holders of Promoting Legal Person Shares shall not trade on the market or transfer any of the non-circulating shares held by them within 12 months after such non-circulating shares become tradable on the market.

(2)	Payment of the Consideration

Based on the shareholding structure of the Company as of the date of this Summary, details for execution of the Consideration will be as follows:

No.	Name of Shareholder	Before Execution of the Consideration		Number of Shares involved in the Consideration		After Execution of the Consideration
		Number of Shares (in 10,000)	Shareholding Percentage (1)	Number of Shares (in 10,000)	Shareholding Percentage (1)	Number of Shares (in 10,000)	Shareholding Percentage (1)
1	China Petroleum & Chemical Corporation	400,000	55.56%	23,040	3.20%	376,960	52.36%
2	Shanghai Kangli Industrial and Trading Co., Ltd. and other Holders of Promoting Legal Person Shares	15,000	2.08%	0	0	15,000	2.08%

Note 1: This represents a percentage in the total share capital.

(3)	Anticipated Timetable for Restricted Shares to Become Circulating Shares

The timing and terms for the restricted Circulating A Shares of the Company to become circulating shares shall be as follows:

No.	Names of Shareholder	Percentage in the Total Share Capital	Total Number of Restricted Shares (in 10,000)	Timing for Becoming Circulating(1)
1	China Petroleum & Chemical Corporation	5%	36,000	G+12 months
		5%	36,000	G+24 months
		42.36%	304,960	G+36 months
2	Shanghai Kangli Industrial and Trading Co., Ltd. and other Holders of Promoting Legal Person Shares	2.08%	15,000	G+12 months

Note 1: “G” means the first trading day upon the implementation of the Proposal.

(4)	Changes in the Shareholding Structure After Implementation of the Proposal

Based on the shareholding structure of the Company as of the date of this Summary, the shareholding structure of the Company before and after the share reform are as follows:

Pre-implementation of the Proposal			Post-implementation of the Proposal
Types of Shares	Number of Shares (in 10,000)	Shareholding Percentage	Types of Shares	Number of Shares (in 10,000)	Shareholding Percentage
1. Unlisted and Non-circulating Shares			1. Restricted Circulating A Shares
State-owned legal person shares	400,000	55.56%	State-owned legal person shares	376,960	52.36%
Social legal person shares	15,000	2.08%	Social legal person shares	15,000	2.08%
Total number of unlisted and non-circulating Shares	415,000	57.64%	Total number of restricted Circulating A Shares	391,960	54.44%
2. Listed and circulating shares			2. Unrestricted Circulating A Shares
A shares	72,000	10.00%	A shares	95,040	13.20%
H shares	233,000	32.36%	H shares	233,000	32.36%
Total number of listed and circulating shares	305,000	42.36%	Total number of unrestricted Circulating A Shares	328,040	45.56%
3. Total shares	720,000	100.00%	3. Total shares	720,000	100.00%

2	Analysis and Opinion of the Sponsor with respect to the Consideration

(1)	Average Consideration on the Market

Based on statistics from WIND, as at the end of November 2007, the consideration paid in form of bonus shares by companies with Circulating A Shares that had completed their share reforms is on an average of 2.87 shares for every 10 shares.

As at the end of November 2007, those companies listed in the Shanghai-Shenzhen 300 Index that had completed their share reforms by paying consideration in form of bonus shares paid an average consideration of 2.61 shares for every 10 shares.

As at the end of November 2007, those listed oil refining and coking companies that had completed their share reforms had paid an average consideration of 2.56 shares for every 10 shares.

(2)	Determination of the Proposal

Being one of the blue chips with considerable market capitalization in China, the Company has made reference to the overall average consideration paid by companies that had completed share reforms, particularly the average consideration paid by the large-scale blue chip companies and the listed oil refining and coking companies, prior to making an ultimate determination that all Holders of Circulating A Shares will receive from Sinopec Corporation 3.2 shares for every 10 shares in their possession under the Proposal.

(3)	Analysis on the Value of the Consideration

The Sponsor is of the opinion that:

(i)	If the Proposal is adopted at the Relevant Shareholders’ Meeting, and on the condition that the Holders of Circulating A Shares whose names appear on the registry of SD&C on the Registration Date for the Implementation of the Proposal are not required to pay, whether in cash or otherwise, for the Consideration, the number of Circulating A Shares held by them in Sinopec Shanghai will be increased by 32%.

(ii)	After the implementation of the Proposal, the Consideration effectively received by Holders of Circulating A Shares is reasonable and the interests of the Holders of Circulating A Shares will be protected.

(iii)	The fundamental aspects of the Company together with both the current and long-term interests of all the shareholders of the Company have been taken into account when determining the Consideration. The Consideration is beneficial to facilitate the development of the Company and to maintain the market stability and can fully protect the interests of the Holders of Circulating A Shares before and after the share reform.

II.	UNDERTAKINGS OF THE HOLDERS OF NON-CIRCULATING SHARES AND WARRANTIES RELATING TO THE FULFILMENT OF THE UNDERTAKEN OBLIGATIONS

1.	Undertakings

All Holders of Non-circulating Shares of the Company will observe the laws, rules and regulations and will perform their legal defined obligations.

2.	Warranties relating to the Fulfillment of the Obligations under the Undertakings

All the aforementioned warranties have been made by the Holders of Non-circulating Shares based on the their particular situation and in consideration of the interests of the Holders of Circulating A Shares and the prospect of the Company, and thus the Holders of Non-circulating Shares have the full capacity to fulfill their duties thereof. Upon the execution of the Consideration, the undertaking party will engage SD&C to lock up the shares in the Company that are subject to sales restrictions.

3.	Statement of the Undertaking Party

Sinopec Corporation will fulfill its undertakings faithfully and honestly and assume the corresponding legal liability. Unless a transferee agrees and is capable to assume the liability under the undertakings, Sinopec Corporation will not transfer the shares in its possession during the lock-up period.

III.	DESCRIPTION OF WHETHER OR NOT SHARES OF THE COMPANY HELD BY HOLDERS OF NON-CIRCULATING SHARES ARE SUBJECT TO ANY TITLE DISPUTE OR HAVE BEEN PLEDGED OR FROZEN

As of the date of execution of this Summary, none of the shares of the Company held by Sinopec Corporation, i.e., the Non-Circulating Share Holder which made the Proposal, is subject to any dispute relating to the title thereof, has been pledged or frozen, or is otherwise incumbent.

IV.	POTENTIAL RISKS EXPOSED DURING THE COURSE OF THE SHARE REFORM AND THE SOLUTIONS

1.	Unable to timely obtain approval from SASAC

Shares held by the Holders of Non-circulating Shares of the Company consist of the State-owned legal person shares. Pursuant to relevant national laws and regulations, as the implementation of the Proposal will result in a change in the shareholding by the State, the approval of SASAC is required before convening the Relevant Shareholders’ Meeting. There is a possibility that such approval may not be obtained in time.

Solution: The Board will use its best efforts to assist the holders of the State-owned Non-circulating Shares to obtain the approval from SASAC. If no approval is given by SASAC prior to the commencement of the Internet voting for the Relevant Shareholders’ Meeting, the Company will postpone the Relevant Shareholders’ Meeting in accordance with relevant regulations. If the Proposal fails to obtain SASAC’s approval eventually, the implementation of the Proposal will not be carried out.

2.	Unable to obtain approval at the Relevant Shareholders’ Meeting

The Proposal shall only become effective upon approval by at least two-thirds of the voting rights held by the shareholders who attend the Relevant Shareholders’ Meeting and at least two-thirds of the voting rights held by the Holders of Circulating A Shares who attend the Relevant Shareholders’ Meeting. There is a possibility that such resolution may not to be adopted at the Relevant Shareholders’ Meeting.

Solution: With assistance of the Sponsor, the Company will have sufficient discussions and consultation with the Holders of Circulating A Shares by means of holding investors forums, online roadshows, interview with the institutional investors and individual investors with substantial stake and via other measures. At the same time, the Company will also open and publish a hotline number, fax number and email address so as to solicit opinions from holders of circulating shares on an extensive scale and to further improve the Proposal concurrently so that the Proposal is generally recognized by the Holders of Circulating A Shares.

3.	Fluctuation in the share price of the Company

Due to uncertainty involved in the share price movement, the share reform is likely to trigger fluctuation in the share price which may affect the interests of the Holders of Circulating A Shares of the Company.

Solution: The Company will cause the Holders of Non-circulating Shares to fulfill their undertakings as well as to timely perform their obligations with respect to information disclosure so as to protect, to the fullest extent as possible, the interests of the Holders of Circulating A Shares. In the meantime, the investors are advised that although the Proposal is beneficial to the ongoing development of the Company, the implementation of the Proposal may not necessarily bring immediate growth to both the earnings and investment values of the Company. Investors should be aware of the risks involved in the investment and shall make rational investment decisions based on the information disclosed by the Company.

V.	INTERMEDIARIES RETAINED BY THE COMPANY

1.	Concluding Opinions of the Sponsor

To the extent that the relevant information and materials provided by the Company and its Holders of Non-circulating Shares are true, accurate and complete, the Sponsor is of the opinion that the implementation of the Proposal will be in compliance with the Several Opinions Concerning Promoting the Reform and Opening as well as the Stable Development of the Equity Capital Market issued by the State Council, the Guiding Opinions Concerning the Share Reform of Listed Companies jointly promulgated by CSRC, SASAC, the Ministry of Finance, the People’s Bank of China and the Ministry of Commerce, Measures on Administration of Share Reform of Listed Companies promulgated by CSRC (Zheng Jian Fa [2005] No. 86) together with other relevant laws and regulations, and follows the principles of openness, fair, justice, good faith and voluntariness, and that the Consideration payable by the Holders of Non-circulating Shares to the Holders of Circulating A Shares for acquiring the trading rights of such shares is reasonable. Due to the reasons set forth above, the Sponsor is willing to recommend the Company to carry out the share reform.

2.	Concluding Opinions of the Legal Adviser

The Legal Adviser is of the opinion that both Sinopec Shanghai and Sinopec Corporation are qualified to formulate and implement the Proposal and the substance of the Proposal is in compliance with relevant provisions under the Guidelines on the Share Reform by Listed Companies, Regulations on the Administration of the Share Reform by Listed Companies, and Operational Guidelines for the Share Reform of Listed Companies. Nothing contained in the Proposal is in violation of the mandatory provisions of the relevant laws and regulations. The Proposal may be implemented in accordance with the law after adoption by the Relevant Shareholders’ Meeting and upon completion of other relevant approval procedures.

By Order of the Board

Zhang Jingming

Company Secretary

Shanghai, PRC, 13 December 2007

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock code: 338)

Overseas Regulatory Announcement

Public Announcement Regarding the Results of the Communications and Consultations

Related to the Share Reform of Sinopec Shanghai Petrochemical Company Limited and the

Amendment to the Share Reform Proposal

The Company and all members of the Board of Directors warrant that the information contained in this announcement is truthful, accurate and complete, jointly accept full responsibility for any false representations or misleading statements contained in, or material omissions from, this announcement.

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

IMPORTANT NOTES

This Announcement is made by the Board of Directors of Sinopec Shanghai Petrochemical Company Limited (the “Company”) as authorized by holders of non-circulating shares of the Company.

After thorough consultation with the holders of circulating A shares of the Company, the holders of non-circulating shares of the Company propose to amend certain portions of the Company’s share reform proposal that was previously announced on December 17, 2007. Trading of the Company’s A shares will be resumed on December 27, 2007.

I.	Adjustment of the Share Reform Proposal

Since the share reform proposal was announced on December 17, 2007, China Petroleum & Chemical Corporation (“Sinopec”), a holder of non-circulating shares of the Company, has, with the assistance of the Company and the Sponsor, conducted extensive consultations with investors by various means, including interviews, online road-shows and by setting up a hotline. Based on the feedback from such consultations, the holder of non-circulating shares of the Company hereby proposes to amend the portion of the Company’s share reform proposal relating to the obligations of the holders of non-circulating shares in the following manner:

1.	The Original Obligations:

All holders of non-circulating shares of the Company will observe the laws, rules and regulations and will perform their legally defined obligations.

2.	The Obligations as now Revised:

(1)	All holders of non-circulating shares of the Company will observe the laws, rules and regulations and will perform their legally defined obligations.

(2)	In addition to warranting compliance with the minimum legal requirements, the Company’s controlling shareholder, Sinopec, makes the following special covenant: Sinopec shall not offer the non-circulating shares held by it in the Company for sale on the Shanghai Stock Exchange (“SSE”) for 72 months after the date on which such shares are approved to be circulated on such market.

II.	Supplementary Opinions of the Independent Directors

Regarding the amendment to the Company’s share reform proposal, each of the Company’s independent directors gives his/her supplementary opinion as follows:

I have carefully reviewed the Amended Share Reform Statement of Sinopec Shanghai Petrochemical Company Limited. It is my opinion that the amended share reform proposal accurately reflects the results of consultations among the holders of non-circulating shares of the Company and the holders of circulating A shares of the Company, that the holders of non-circulating shares of the Company have given due respect therein to the rights and interests of the holders of circulating A shares of the Company, that such Amendment will be effective in protecting the interests of the holders of circulating A shares of the Company, and that it will be instrumental in accomplishing the successful reform of the Company’s shares.

As an independent director of the Company, I certify that the amendment to the share reform proposal meets the procedural requirements of the relevant regulations. This supplementary opinion in no way affects my previously issued opinions.

III.	Supplementary Opinions of the Sponsor

Regarding the amendment to the Company’s share reform proposal, the Company’s Sponsor for this share reform, CITIC Securities Co., Ltd., gives its supplementary opinion as follows:

The implementation of the share reform proposal complies with the Several Opinions Concerning Promoting the Reform, Opening and Stable Development of the Equity Capital Market issued by the State Council, the Guiding Opinions Concerning the Share Reform of Listed Companies jointly promulgated by the China Securities Regulatory Commission, the State Owned Assets Supervision and Administration Commission, the Ministry of Finance, the People’s Bank of China and the Ministry of Commerce the Measures on Administration of the Share Reform of Listed Companies promulgated by the China Securities Regulatory Commission (Zheng Jian Fa [2005] No. 86) together with other relevant laws and regulations, it embodies the principles of openness, fairness and justice, and the Consideration to be paid by the holders of non-circulating shares of the Company in exchange for the trading rights of such shares is reasonable.

As the sponsoring organization and for the reasons set forth above, we are willing to recommend that the Company carry out such share reform.

IV.	Supplementary Opinion of the Legal Advisor

With regard to the amendment to the Company’s share reform proposal, the Company’s legal advisor for this share reform, Haiwen & Partners, gives its supplementary opinion as follows:

After reviewing the Amended Share Reform Statement of Sinopec Shanghai Petrochemical Company Limited, we find that the obligations of the holders of non-circulating shares in the share reform proposal have been amended.

It is our opinion that the substance of the amendment to the share reform proposal is in compliance with the Guidelines on the Share Reform of Listed Companies, the Regulations on the Administration of the Share Reform of Listed Companies, and the Operational Guidelines for the Share Reform of Listed Companies; that nothing contained in the share reform proposal is in a violation of the mandatory provisions of relevant laws and regulations; and that the amended share reform proposal does not damage the interests of the Company or the interests of the Company’s H shareholders.

V.	Other Matters Relating to the Revision of the Share Reform Proposal

The amendment to the Company’s share reform proposal is based on the suggestions and opinions of the holders of circulating A shares. Such revision does not constitute a change in the basic principles and assumptions underlying the Company’s share reform, and does not substantially change the basis of calculating the related consideration or the process of implementing the share reform proposal. The corresponding parts of the share reform proposal have been amended respectively in the Share Reform Statement of Sinopec Shanghai Petrochemical Company Limited and in the summary thereof.

Investors are requested to carefully read the Share Reform Statement of Sinopec Shanghai Petrochemical Company Limited (Amendment) posted on the Shanghai Stock Exchange’s website on December 27, 2007.

VI.	Adjustment of the Relevant Timing of the Share Reform

According to the Notice Regarding the Arrangement of Some 2008 Holidays (Guo Ban Fa Ming Dian (2007) No. 52) issued by the General Office of the State Council and after consultation with the Shanghai Stock Exchange, the Company and the relevant holders of non-circulating shares have adjusted the relevant timing arrangements for the share reform and posted a Reminder Announcement on the Adjustment of the Relevant Timing Arrangements for the Share Reform on the China Securities Journal, Shanghai Securities News and Shanghai Stock Exchange’s website on December 21, 2007. The relevant adjusted timing arrangements are as follows:

1.	The Registration Date for the Meeting of Shareholders with Shares on the A-share market:

January 4, 2008 (Friday)

2.	Time of the Onsite Meeting of the Shareholders with Shares on the A-share Market:

The onsite meeting will be held at 2:30 p.m. on January 15, 2008 (Tuesday).

3.	The Internet Voting Time for the Meeting of the Shareholders with Shares on the A-share Market:

The voting time for voting via the Shanghai Security Exchange’s trading system will be from 9:30 a.m.- 11:30 a.m. and 1:00 p.m. - 3:00 p.m. on January 11, 14 and 15, 2008.

4.	Reminder Announcement:

Prior to the meeting of the shareholders with shares on the A-market, the Company’s Board of Directors will publish a reminder announcement for the shareholders with shares on the A-share market in the specified newspapers on both January 2, 2008 and January 10, 2008.

5.	The Period for the Solicitation of Voting Rights by the Board of Directors:

From January 7, 2008 through January 14, 2008 (9:00am-5:00pm on each day)

6.	The Registration Time for the Onsite meeting of the Shareholders with Shares on the A-share Market:

The shareholders intending to attend the onsite meeting are requested to complete the registration process during the week of January 7 to January 14, 2008 (9:00 a.m. - 11:00 a.m. and 2:00 p.m. - 4:00 p.m.).

7.	The Suspension and Resumption of the Trading of the Company’s Shares

The trading of the Company’s A shares was previously suspended on December 3, 2007. Some time prior to December 26, 2007 (that day inclusive), the Company will announce the result of the communications and negotiations among the holders of non-circulating shares and the holders circulating A shares, and will apply for the resumption of trading of the Company’s A shares on the trading day immediately following the date of such announcement.

The trading of the Company’s A shares will be suspended on the trading day following the registration date for the meeting of the relevant shareholders (January 7, 2008). If the Company’s share reform proposal is approved at the meeting by the vote of the relevant shareholders, the Company will implement the proposal as soon as possible, and the trading of the Company’s shares will be resumed on the trading day following the date when the procedures required for the share reform are completed. If the Company’s share reform proposal is not approved at the meeting by the vote of the relevant shareholders, the Company will announce the voting results of the meeting within two trading days thereafter and apply for resumption of the trading of it's A shares on the trading day immediately following the date of such announcement.

Investors are reminded to participate in the share reform of the Company and to exercise their respective rights in accordance with this Announcement and are also reminded of the above mentioned timing arrangements that will be set forth in the Reminder Announcement as the Adjustments to the Share Reform’s Relevant Timing Arrangements.

The Board of Directors,

Sinopec Shanghai Petrochemical Company Limited

Shanghai, December 26, 2007

As of the date of this Announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Overseas Regulatory Announcement

Announcement on the Approval by the State-owned Assets

Supervision and Administration Commission of the State Council

on the Share Reform Proposal

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Sinopec Shanghai Petrochemical Company Limited (the “Company”) was notified earlier by China Petroleum & Chemical Corporation, the largest shareholder of the Company’s non-circulating shares, that the Company’s share reform proposal was reviewed and approved by the State-owned Assets Supervision and Administration Commission of the State Council.

By order of the Board
Zhang Jingming
Secretary to the Board

Shanghai, PRC, 10 January 2008

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Overseas Regulatory Announcement

Announcement on the Voting Results at the Relevant Shareholders’ Meeting for the

Holders of A Shares Relating to the Share Reform

The Company and all members of the Board warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false representations or misleading statements contained in, or material omissions from, this announcement.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

I.	SPECIAL NOTES

1.	The resolution considered at this shareholders’ meeting for the relevant holders of A shares of Sinopec Shanghai Petrochemical Company Limited (the “Company”) relating to the share reform (the “Meeting”) was not approved.

2.	Trading in the circulating A shares of the Company will resume on the trading day after the date of this announcement.

II.	INFORMATION ON THE SHAREHOLDERS’ MEETING

1. The convener of the Meeting:	The board of directors (the “Board”) of the Company

2. Record date for the Meeting:	Friday, 4 January 2008

3. Time of the on-site meeting:	14:30, Tuesday, 15 January 2008

4. Time of on-line voting:	In the morning 9:30 - 11:30 and in the afternoon 13:00 - 15:00 on 11 January 2008, 14 January 2008 and 15 January 2008

5. Venue of the on-site meeting:	Jinshan Roller-skating Stadium, No. 5, Xincheng Road, Jinshan District, Shanghai

6. Chairman of the on-site meeting:	Mr. Rong Guangdao, Chairman of the Board

7. Modes of voting at the Meeting:	A combination of different voting modes including voting in person, the authorization of the Board to vote as proxy and on-line voting was adopted at the Meeting. The Company provided an on-line voting platform for the holders of circulating A shares to vote through the Shanghai Stock Exchange (“SSE”) trading system during the above-mentioned on-line voting period.

8.      The Meeting was convened in compliance with the provisions of the relevant laws, regulations and other regulatory documents stipulated in the “Company Law of the People’s Republic of China” and the “Administrative Measures on the Share Reform of Listed Companies”.

III.	INFORMATION ON ATTENDANCE OF THE MEETING

The aggregate number of shares held by the relevant shareholders of the A-share market of the Company amounted to 4,870,000,000 shares, of which, the number of non-circulating shares totaled 4,150,000,000 and the number of circulating A shares totaled 720,000,000.

1.	Overall Attendance

The total number of the relevant shareholders of the A-share market of the Company who participated in the voting in person at the Meeting or by way of on-line voting was 22,039, representing 4,348,931,627 shares of the Company and accounting for 89.30% of the aggregate shares held by the relevant holders of the A-share market of the Company.

2.	Attendance of Holders of Non-circulating Shares

The total number of holders of non-circulating shares who attended the Meeting was 1, representing 4,000,000,000 shares of the Company; and accounting for 96.39% of the aggregate non-circulating shares of the Company and 82.14% of the aggregate shares held by the relevant holders of the A-share market of the Company.

3.	Attendance of Holders of Circulating A Shares

The total number of holders of circulating A shares of the Company who participated in the voting in person at the Meeting or by way of on-line voting was 22,038, representing 348,931,627 shares of the Company; and accounting for 48.46% of the aggregate circulating A shares of the Company and 7.16% of the aggregate shares held by the relevant shareholders of the A-share market of the Company.

Among the votes, the total number of holders of circulating A shares of the Company who participated in the voting in person was 353, representing 7,728,876 shares of the Company; and accounting for 1.07% of the aggregate circulating A shares of the Company and 0.16% of the aggregate shares held by the relevant shareholders of the A-share market of the Company. The total number of holders of circulating A shares who participated in the voting by way of on-line voting was 21,685, representing 341,202,751 shares of the Company; and accounting for 47.39% of the aggregate circulating A shares of the Company and 7.01% of the aggregate shares held by the relevant shareholders of the A-share market of the Company.

IV.	INFORMATION ON THE CONSIDERATION OF THE RESOLUTION

The “Share Reform Proposal of Sinopec Shanghai Petrochemical Company Limited” was considered at the Meeting.

Detailed information of the “Share Reform Proposal of Sinopec Shanghai Petrochemical Company Limited” was provided in the “Explanatory Statement Relating to the Share Reform of Sinopec Shanghai Petrochemical Company Limited” (Amended), which was disclosed on 26 December 2007 on the website of SSE by the Board of the Company.

V.	RESULTS OF VOTING ON THE RESOLUTION

Voting for the “Share Reform Proposal of Sinopec Shanghai Petrochemical Company Limited” was carried out by way of open ballot. The total number of shares with voting rights which participated in the voting at the Meeting amounted to 4,348,931,627 shares, of which non-circulating shares amounted to 4,000,000,000 shares and circulating A shares amounted to 348,931,627 shares.

1.	Results on Overall Voting

For: 4,093,618,617 shares; Against: 254,549,659 shares; Abstention: 763,351 shares;

Votes for the resolution accounted for 94.13% of the total number of shares with voting rights which participated in the voting at the Meeting.

2.	Results on Voting by Holders of Circulating A Shares

For: 93,618,617 shares; Against: 254,549,659 shares; Abstention: 763,351 shares;

Votes for the resolution accounted for 26.83% of the total number of circulating A shares with voting rights which participated in the voting at the Meeting.

3.	Shareholdings of the Top Ten Holders of Circulating A shares Participating in the Voting and Information on their Votings

Rank	Name of Shareholder	Number of Shares Held (Shares)	Voting Information
1		58,632,469	Against
2		7,999,926	For
3		5,949,944	For
4		5,176,205	For
5		3,521,405	For
6		3,475,132	For
7		3,000,000	Against
8		2,500,000	For
9		2,299,985	For
10		1,674,808	For

4.	Outcome of the Resolution

The “Share Reform Proposal of Sinopec Shanghai Petrochemical Company Limited” considered at the Meeting was approved by more than  2/3 of the shares with valid voting rights held by all shareholders participating in the voting; however, it was not approved by more than  2/3 of the shares with valid voting rights held by the holders of the circulating A shares participating in the voting. Accordingly, the resolution considered at the Meeting was not approved.

VI.	LEGAL OPINION ISSUED BY THE LAWYER

1.	Name of the Law Firm: Haiwen & Partners of Beijing

2.	Name of the Lawyer: Gao Wei

3.	Conclusive Opinion: All relevant matters of the Meeting, including the convening of the Meeting, the procedures of the convening of the Meeting, the qualifications of the shareholders and their proxies who attended the on-site meeting, the Board’s procedures in collecting proxy authorization and the voting procedures of the Meeting complied with the relevant requirements of the laws and regulations relating to share reform. The results of voting on the resolution of the Meeting were lawful and valid.

By Order of the Board
Zhang Jingming
Secretary to the Board

Shanghai, PRC, 15 January 2008

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.